



编号：№ 0177573

企业法人

营业执照

名　　称　青岛中合信投资顾问有限公司

住　　所　青岛市市南区东海西路52号兴源大厦904-2室

法定代表人　刘佳生

注册资本　5.0万美元

实收资本　5.0万美元

公司类型　外商独资企业

经营范围　国际会计咨询、海外上市咨询、国际经济贸易咨询服务。(以上范围需经许可经营的,须凭许可证经营)

注 册 号：企独鲁青总字第014524号

成立日期：二〇〇五年十一月四日

请于每年的3月1日到6月30日参加年检

股东(发起人)　GEO GENESIS GROUP, LTD

营业期限　自　2005年11月4日　至　2025年11月4日

登记机关

青岛市工商行政管理局

二〇〇七年八月一日